                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 _____________


                                   FORM 11-K
                                 ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

         For the period from December 1, 1992 through December 31, 1993


                          Savings and Investment Plan
                       for Employees of Weingarten Realty
                            (Full title of the plan)


                                  ___________

                          WEINGARTEN REALTY INVESTORS
         (Name and issuer of the securities held pursuant to the plan)


                            2600 Citadel Plaza Drive
                             Houston, Texas  77008
                    (Address of principal executive offices)

Item 1.  Changes in the Plan

         Effective January 1, 1993, the Plan's year end was changed from November 30 to December 31.


Item 2.  Changes in Investment Policy

         None


Item 3.  Contributions Under the Plan

         The Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") operates as a profit sharing plan under which Weingarten Realty Investors (the "Company" or "WRI") determines, at its discretion, the level of employer contributions to the Plan. For the past three periods, employer contributions (excluding employee rollover contributions, any employee after-tax contributions and employee salary deferrals under the Plan's Code Section 401(k) cash or deferred arrangement) in the following amounts have been made to the
         Plan:

                                                                    Company
         Period                                                   Contributions
         ------                                                   -------------

         December 1, 1992 - December 31, 1993                       $179,816
         December 1, 1991 - November 30, 1992                        120,791
         December 1, 1990 - November 30, 1991                        111,792


Item 4.  Participating Employees

         As of December 31, 1993, approximately 115 employees were eligible to participate in the Plan and 112 employees were participants in the Plan.


Item 5.  Administration of the Plan

         The Plan is administered by the Company (the "Plan Administrator") and the Trustees.

         The Plan Administrator serves without compensation.

         The Trustees of the Plan, effective March 20, 1989, are Martin Debrovner, Trust Manager, President and Chief Operating Officer of WRI and Director of Weingarten Realty Management Company, and Stephen C. Richter, Vice President and Treasurer of WRI. The Trustees serve without compensation.

         The mailing address of the Plan Administrator and the Trustees is 2600 Citadel Plaza Drive, Suite 300, Houston, Texas 77008.


Item 6.  Custodian of Investments

         The custodian of the assets held by the trust fund created under the Plan is Dean Witter Reynolds, Inc., 4975 Preston Park Blvd., Suite 500, Plano, Texas 75903-9948. During the period from December 1, 1992 to December 31, 1993, Dean Witter Reynolds, Inc., received a total of $35,483 in compensation from the Plan. Dean Witter Reynolds, Inc., provides the Plan with insurance protection, up to $25 million, in connection with the custody of the security investments or other assets held under the provisions of the Plan.


Item 7.  Reports to Participating Employees

         Each year, employees eligible to participate in the Plan are given a Summary Annual Report of the Plan, which presents a basic financial statement of the Plan, including the value of the Plan's assets, expenses and income. The Summary Annual Report advises the participants of their rights to receive additional information about the Plan.

         In addition to the Summary Annual Report, at least once each year participants receive statements regarding their individual accounts under the Plan, which reflect, in part, the sources of contributions to, the investments in, and the vested portion of each account.


Item 8.  Investment of Funds

         The Plan has paid the following in brokerage commissions during the three most recent periods:

         Period
         ------

         December 1, 1992 - December 31, 1993                      $28,654
         December 1, 1991 - November 30, 1992                       12,108
         December 1, 1990 - November 30, 1991                       13,119

Item 9.  Financial Statements and Exhibits

         (a)     Financial statements.

                 (1)  Independent Auditors' Report.

                 (2) Statements of Net Assets Available for Benefits as of December 31, 1993 and November 30, 1992.

                 (3) Statements of Changes in Net Assets Available for Benefits for the Period from December 1, 1992 to December 31, 1993 and for the Year Ended November 30, 1992.

                 (4)  Notes to Financial Statements.

                 (5) Supplemental Schedules of Assets Held for Investment and 5% Reportable Transactions

                 The financial statements and schedules referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

         (b)     Exhibits.

                 23.1 - Consent of Deloitte & Touche

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        SAVINGS AND INVESTMENT PLAN FOR
                                        EMPLOYEES OF WEINGARTEN REALTY

                                        By: Weingarten Realty Investors



Date:  June 28, 1994                    By:  /s/ STANFORD ALEXANDER
                                            Stanford Alexander, Chairman/
                                            Chief Executive Officer

INDEPENDENT AUDITORS' REPORT



Savings and Investment Plan for Employees of Weingarten Realty:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") as of December 31, 1993 and November 30, 1992, and the related statements of changes in net assets available for benefits for the period from December 1, 1992 to December 31, 1993 and for the year ended November 30, 1992. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and November 30, 1992, and the changes in net assets available for benefits for the period from December 1, 1992 to December 31, 1993 and for the year ended November 30, 1992 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment as of December 31, 1993 and (2) transactions in excess of five percent of the current value of plan assets for the period ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's administrators. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE
Houston, Texas

April 7, 1994

         SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY

                        ------------------------------

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 1993 AND
                               NOVEMBER 30, 1992

                                                                December 31,
                                                                    1993
                                  ------------------------------------------------------------------------
                                    Balanced        Equity      Money Market    WRI Shares
                                      Fund           Fund           Fund          Fund            Total
                                  ----------       --------     ------------    ----------      ----------
ASSETS:

  INVESTMENTS:
      Money Market Fund             $158,961       $136,436        $12,669         $3,968         $312,034
      Guaranteed Investment
        Contracts                                                  325,682                         325,682
      Common & Preferred Stock     1,109,928        693,647                       663,000        2,466,575
      Bonds                          584,000                                                       584,000
                                  ----------       --------       --------       --------       ----------
        TOTAL INVESTMENTS          1,852,889        830,083        338,351        666,968        3,688,291
                                  ----------       --------       --------       --------       ----------
  RECEIVABLES:
      Dividends and Interest          14,511            358                                         14,869
      Contributions                   37,820         33,689          6,755         18,798           97,062
      Due From Other Fund                                           49,746          1,262           51,008
                                  ----------       --------       --------       --------       ----------
        TOTAL RECEIVABLES             52,331         34,047         56,501         20,060          162,939
                                  ----------       --------       --------       --------       ----------
                     TOTAL         1,905,220        864,130        394,852        687,028        3,851,230
                                  ----------       --------       --------       --------       ----------
LIABILITIES:

      PAYABLE TO TERMINATED
        EMPLOYEES

      DUE TO OTHER FUND               30,814         20,194                                         51,008
                                  ----------       --------       --------       --------       ----------
        TOTAL LIABILITIES             30,814         20,194                                         51,008
                                  ----------       --------       --------       --------       ----------
      NET ASSETS AVAILABLE
        FOR BENEFITS              $1,874,406       $843,936       $394,852       $687,028       $3,800,222
                                  ==========       ========       ========       ========       ==========

                                                         November 30,
                                                             1992
                                 ---------------------------------------------------------
                                   Balanced       Money Market   WRI Shares
                                     Fund            Fund          Fund            Total
                                 ----------       ------------   ----------     ----------
ASSETS:

  INVESTMENTS:
      Money Market Fund            $220,356         $9,203         $1,929         $231,488
      Guaranteed Investment
        Contracts                                  592,259                         592,259
      Common & Preferred Stock      852,293                       498,775        1,351,068
      Bonds                         555,843                                        555,843
                                 ----------       --------       --------       ----------
        TOTAL INVESTMENTS         1,628,492        601,462        500,704        2,730,658
                                 ----------       --------       --------       ----------
  RECEIVABLES:
      Dividends and Interest         13,335                         7,166           20,501
      Contributions                  82,123         27,100         20,749          129,972
      Due From Other Fund               317                           927            1,244
                                 ----------       --------       --------       ----------
        TOTAL RECEIVABLES            95,775         27,100         28,842          151,717
                                 ----------       --------       --------       ----------
                     TOTAL        1,724,267        628,562        529,546        2,882,375
                                 ----------       --------       --------       ----------
LIABILITIES:

      PAYABLE TO TERMINATED
        EMPLOYEES                       118          8,685            117            8,920

      DUE TO OTHER FUND                              1,244                           1,244
                                 ----------       --------       --------       ----------
        TOTAL LIABILITIES               118          9,929            117           10,164
                                 ----------       --------       --------       ----------
      NET ASSETS AVAILABLE
        FOR BENEFITS             $1,724,149       $618,633       $529,429       $2,872,211
                                 ==========       ========       ========       ==========

                       See Notes to Financial Statements

        SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY

                        ------------------------------

  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE PERIOD
      FROM DECEMBER 1, 1992 TO DECEMBER 31, 1993 AND FOR THE YEAR ENDED
                              NOVEMBER 30, 1992


                                                                     December 31,
                                                                        1993
                                      ------------------------------------------------------------------------
                                        Balanced        Equity       Money Market    WRI Shares
                                          Fund           Fund            Fund          Fund           Total
                                      ----------       --------       -----------    ----------     ----------
  INVESTMENT INCOME:
      Dividends                           $7,708         $3,452                       $32,854          $44,014
      Interest                            54,518          3,422           $697            419           59,056

  NET APPRECIATION
      IN FAIR VALUE OF
      INVESTMENTS
                                         134,353         65,917         25,638         12,794          238,702

   CONTRIBUTIONS:
     Participating Employees             179,272        124,461         34,944         98,589          437,266
     Employer                             75,042         52,145         12,352         40,277          179,816

   WITHDRAWALS                              (683)       (19,196)        (4,125)            (9)         (24,013)

   ADMINISTRATIVE EXPENSES                (3,680)        (1,581)        (1,522)           (47)          (6,830)

   FUND TRANSFERS                       (296,273)       615,316       (291,765)       (27,278)
                                      ----------       --------       --------       --------       ----------
   INCREASE/(DECREASE) IN
      NET ASSETS AVAILABLE
      FOR BENEFITS                       150,257        843,936       (223,781)       157,599          928,011

      NET ASSETS AVAILABLE
        FOR BENEFITS, BEGINNING
        OF PERIOD                      1,724,149                       618,633        529,429        2,872,211
                                      ----------       --------       --------       --------       ----------
      NET ASSETS AVAILABLE
        FOR BENEFITS, END
        OF PERIOD                     $1,874,406       $843,936       $394,852       $687,028       $3,800,222
                                      ==========       ========       ========       ========       ==========


                                                             November 30,
                                                                1992
                                      ---------------------------------------------------------
                                       Balanced       Money Market    WRI Shares
                                         Fund            Fund           Fund            Total
                                      ----------      ------------    ----------     ----------
  INVESTMENT INCOME:
      Dividends                           $9,317                       $26,214          $35,531
      Interest                            51,333           $373            226           51,932

  NET APPRECIATION
      IN FAIR VALUE OF
      INVESTMENTS
                                         150,929         41,531         76,031          268,491

   CONTRIBUTIONS:
     Participating Employees             167,454         73,866         45,219          286,539
     Employer                             76,795         24,592         19,404          120,791

   WITHDRAWALS                           (13,760)       (47,235)       (15,085)         (76,080)

   ADMINISTRATIVE EXPENSES                  (100)        (3,029)          (100)          (3,229)

   FUND TRANSFERS                         19,424        (73,541)        54,117
                                      ----------       --------       --------       ----------
   INCREASE/(DECREASE) IN
      NET ASSETS AVAILABLE
      FOR BENEFITS                       461,392         16,557        206,026          683,975

      NET ASSETS AVAILABLE
        FOR BENEFITS, BEGINNING
        OF PERIOD                      1,262,757        602,076        323,403        2,188,236
                                      ----------       --------       --------       ----------
      NET ASSETS AVAILABLE
        FOR BENEFITS, END
        OF PERIOD                     $1,724,149       $618,633       $529,429       $2,872,211
                                      ==========       ========       ========       ==========

                       See Notes to Financial Statements

                        SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY

                         Notes to Financial Statements
        For the Period from December 1, 1992 to December 31, 1993 and
                       The Year Ended November 30, 1992



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The general purpose of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") is to provide retirement and other related benefits for employees of Weingarten Realty Investors ("WRI") and its wholly owned subsidiary Weingarten Realty Management Company ("WRMC"), referred to, collectively, as the "Companies."

         Basis of Accounting- The financial records of the Plan and the account records of participants of the Plan are generally maintained on the cash basis. The accompanying financial statements of the Plan are presented on the accrual basis; accordingly, memorandum entries are made to the accounting records to reflect the accrual for dividend and interest income, contributions by the Companies and participants, and withdrawals by participants.

         Investments are generally carried at their quoted market value. Average cost is used to determine the cost of investments sold or redeemed.

2.       SUMMARY DESCRIPTION OF THE PLAN

         The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and regulations promulgated thereunder. The following is a summary of the Plan, as amended on January 1, 1993.

         Eligibility- All employees are eligible to participate in the Plan after completing one year of eligibility service and attaining 21 years of age.

         Participant Contributions - Participants may contribute 1% to 9% of their annual paid compensation as salary reduction contributions. Such contributions are generally made through regular payroll withholdings and reduce the amount of the participant's compensation subject to federal income tax.

         Employer Contributions - The Company may make annual matching contributions to the Plan. The maximum amount of each participant's salary reduction contribution that is subject to matching is equal to 6% of the participant's qualified compensation. The employer's matching contribution cannot exceed 50% of the above-described maximum amount for all participants. The employer's matching contribution is generally allocated to the individual participant's accounts based upon the ratio of the participant's salary reduction contributions to the total salary reduction contributions made by all participants during the period. The employer's matching contribution is directed to the different funds (described on page 10) using the same ratio as the participants' individual contributions. The Company may also make discretionary contributions. Discretionary contributions are allocated to the individual participant based upon the ratio of the participant's compensation to the compensation of all participants during the year. No discretionary contributions will be invested in the WRI Shares Fund. No discretionary contributions were made during the periods ended 1993 and 1992. Employer contributions for the period from December 1, 1992 to December 31, 1993 and the year ended November 30, 1992 were as follows:

                                       Weingarten Realty      Weingarten Realty
                 Period Ended          Management Company         Investors
                 ------------          ------------------     -----------------

                 December 31, 1993                                $179,816
                 November 30, 1992          $104,398                16,393



         Vesting- Participants are fully vested for all contributions made by them. For employer contributions and earnings of the Plan, participants vest as follows:

                                                                     Vested
         Years of Vesting Service                                  Percentage
         ------------------------                                  ----------

         Less than 2 years                                              0%
         At least 2 years, but less than 3 years                       20%
         At least 3 years, but less than 4 years                       40%
         At least 4 years, but less than 5 years                       60%
         At least 5 years, but less than 6 years                       80%
         6 years or more                                              100%

         Upon death, disability or reaching 65 years of age, a participant becomes fully vested for all contributions and earnings made on his behalf.

         Withdrawals- Upon death, disability or termination from the Company, a participant or the beneficiary may withdraw all the participant's vested interest in the Plan. A participant may withdraw all or a portion of his nondeductible voluntary contributions at the end of the plan year or, in case of hardship, at times otherwise allowed by the Plan Administrator.

         Participants may withdraw all of their vested account balances upon attaining the age of 59 1/2. Upon withdrawal, participants forfeit amounts in the Plan allocated to them for which they have not vested. Forfeitures during the year are used to reduce the amount required by the employers' matching contributions.

         Investment Options - Beginning January 1, 1993, an additional investment option, the Equity Fund, was made available to plan participants. Participants may direct their portion of the Plan assets into:

         (a) Money Market Fund, a fund invested in cash equivalents having ready marketability, such as U.S. Treasury Bills, commercial papers, guaranteed investment contracts, certificates of deposits and similar short-term securities;

         (b) Balanced Fund, a fund of common stocks (excluding WRI, except through shares held in a commingled fund), preferred stocks, bonds, convertible securities and other similar types of investments, including mutual funds;

         (c) WRI Shares Fund, a fund invested in common shares of beneficial interest of WRI purchased on the open market; and

         (d) Equity Fund, a fund of common stocks (excluding WRI, except through shares held in a commingled fund) and preferred stocks.

         At December 31, 1993 and November 30, 1992, there were 112 and 90 participants, respectively, who had invested their contributions as follows:

                                                   Number of Participants

                                                 December           November
                 Investment Fund                  1993               1992
                 ---------------               -----------        -----------

                 Money Market Fund                  23                 49
                 Balanced Fund                      87                 72
                 WRI Shares Fund                    56                 38
                 Equity Fund                        64

         Administration- Plan Administrators, appointed by the Company, are responsible for the administrative operations of the Plan and maintaining the accounting records of the Plan and the participants.

         Amendment or Termination of the Plan- The Plan may be amended or terminated at any time by the Company. No amendment may deprive any participant (or their beneficiary) of any vested right the participant may have accrued. If the Plan is terminated, the accounts of all participants become nonforfeitable and the Plan's assets or cash will be distributed to the participants so affected.

3.       FEDERAL INCOME TAXES

         The Plan was amended January 1, 1993 to provide an additional investment option (the Equity Fund) and to change the plan year end from November 30 to December 31. Before such amendment, the Plan received a ruling that the Plan was a qualified plan under Sections 401(a) and 501(a) of the Internal Revenue Code and, therefore, exempt from income taxes. The Plan Administrator and outside counsel believe that the Plan, as amended, qualifies under the meanings of the above-mentioned sections of the Internal Revenue Code; accordingly, no provision for federal income taxes is provided in the accompanying financial statements.

         Under existing federal income tax laws, neither the employers' contributions nor any income accruing to a participant's accounts is subject to income tax until either a portion of or the entire balance in the participant's accounts is withdrawn. Withdrawals may be subject to withholding for federal income taxes.

4.       INVESTMENTS GREATER THAN FIVE PERCENT OF PLAN ASSETS

         The following table presents investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1993 and November 30, 1992:

                                                                     Current Value              Current Value
                                                                         1993                       1992
                                                                    --------------              -------------
         Dean Witter Reynolds, Inc.
            Active Assets Money Trust                               $  299,365                   $  258,153

         First Mercantile Trust Company
            Institutional Investors Guaranteed
            Investment Contract Fund                                   325,682                      607,685

         Weingarten Realty Investors -
            Common Shares                                              663,000                      521,906
                                                                    ----------                   ----------

                                                                    $1,288,047                   $1,387,744
                                                                    ==========                   ==========

5.       NET APPRECIATION OF INVESTMENTS

         The net appreciation in fair value, including realized gains or losses, for each significant class of investments is summarized as follows:

                                                                    PERIOD ENDED
                                                                    DECEMBER 1993
                                       -----------------------------------------------------------------------
                                                                                     Guaranteed
                                           Common        Bonds       Weingarten      Investment
                                           Stock       and Notes    Common Shares     Contracts        Total
                                       -----------------------------------------------------------------------
    Proceeds from the Sale
       of Investments and the
       Fair Value of Investments,
       End of Period                    $2,728,661      $637,282       $721,548         $950,981    $5,038,472

    Cost of Investments Purchased
       and the Fair Value of
       Investments, Beginning
       of Period                         2,559,082       606,591        708,754          925,343     4,799,770
                                        ----------      --------       --------         --------    ----------

    Net Change During Period            $  169,579      $ 30,691       $ 12,794         $ 25,638    $  238,702
                                        ==========      ========       ========         ========    ==========





                                                                    YEAR ENDED
                                                                  NOVEMBER 1992
                                       -----------------------------------------------------------------------
                                                                                                    Guaranteed
                                           Common        Bonds       Weingarten      Investment
                                           Stock       and Notes    Common Shares     Contracts        Total
                                       -----------------------------------------------------------------------
    Proceeds from the Sale
       of Investments and the
       Fair Value of Investments,
       End of Year                      $1,275,787      $605,844       $498,775         $670,259    $3,050,665

    Cost of Investments Purchased
       and the Fair Value of
       Investments, Beginning
       of Year                           1,130,475       600,227        422,744          628,728     2,782,174
                                        ----------      --------       --------         --------    ----------

    Net Change During Year              $  145,312      $  5,617       $ 76,031         $ 41,531    $  268,491
                                        ==========      ========       ========         ========    ==========

6.       CHANGES IN THE PLAN

         Effective January 1, 1993, the Plan's year end was changed from November 30 to December 31. Changes in net assets available for benefits for the month ended December 31, 1992 are as follows:

                                                                       Money          WRI
                                                      Balanced         Market        Shares
                                                        Fund            Fund          Fund             Total
                                                      --------         ------       --------         ---------
         INVESTMENT INCOME:
            Dividends                                  $    45                                       $     45
            Interest                                     3,925         $    26       $    17            3,968

         NET APPRECIATION
            IN FAIR VALUE
            OF INVESTMENTS                              17,572           3,426        15,668           36,666

         CONTRIBUTIONS:
            Participating Employees                     30,412           9,105         6,246           45,763
            Employer                                    13,067           3,289         2,646           19,002

         WITHDRAWALS                                                    (4,125)           (8)          (4,133)

         FUND TRANSFERS                                  3,737          (2,447)       (1,290)
                                                       -------         -------       -------         --------

         INCREASE IN NET ASSETS
            AVAILABLE FOR BENEFITS                     $68,758         $ 9,274       $23,279         $101,311
                                                       =======         =======       =======         ========

          ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

        SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
             SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT,
                               DECEMBER 31, 1993


ASSETS HELD
- - -----------
                                                                  DESCRIPTION OF INVESTMENT INCLUDING
                       IDENTITY OF ISSUE, BORROWER,                 MATURITY DATE, RATE OF INTEREST,                        CURRENT
                        ISSUER OR SIMILAR PARTY                       COLLATERAL AND MATURITY VALUE           COST           VALUE
                       ------------------------------             ------------------------------------      ---------     ----------
BALANCED FUND          Abbott Laboratories                              Common Stock (1,000 Shares)          $ 26,238     $   29,625
                       Albertson's, Inc.                                Common Stock (1,700 Shares)            41,331         45,475
                       American Greetings                               Common Stock (1,350 Shares)            43,511         45,900
                       Applied Materials, Inc.                          Common Stock (1,400 Shares)            43,126         54,250
                       Arrow Electronics, Inc.                          Common Stock (1,275 Shares)            41,901         53,231
                       Autozone, Inc.                                   Common Stock (  920 Shares)            35,650         52,670
                       Bombay Company                                   Common Stock (1,000 Shares)            43,601         45,000
                       Brinker International, Inc.                      Common Stock (1,800 Shares)            50,400         82,800
                       Circuit City Stores, Inc.                        Common Stock (1,400 Shares)            43,171         30,450
                       Clayton Homes, Inc.                              Common Stock (2,500 Shares)            48,779         60,625
                       Cracker Barrel                                   Common Stock (1,608 Shares)            49,044         44,220
                       Doctor Pepper 7Up Company                        Common Stock (1,900 Shares)            45,363         45,600
                       Dollar General Corporation                       Common Stock (2,250 Shares)            50,476         67,500
                       Electronic Arts, Inc.                            Common Stock (1,600 Shares)            48,104         48,000
                       Federal National Mortgage Association            Common Stock (  500 Shares)            37,000         39,250
                       Heilig-Meyers Company                            Common Stock (1,300 Shares)            43,741         50,700
                       MCI Communications                               Common Stock (1,500 Shares)            43,415         42,375
                       Sofamor/Danek Group, Inc.                        Common Stock (1,400 Shares)            43,171         46,550
                       Southwest Airlines Co.                           Common Stock (2,100 Shares)            37,450         78,488
                       Stewart & Stevenson Services, Inc.               Common Stock (1,200 Shares)            42,428         61,500
                       Synoptics Communications                         Common Stock (1,450 Shares)            42,530         40,419
                       Zebra Tech Class A                               Common Stock (  800 Shares)            44,800         45,300
                                                                                                             --------     ----------

                                                                        Total Common Stock                   $945,230     $1,109,928
                                                                                                             --------     ----------

                       Consolidated Natural Gas Company                 Debenture - matures 10-1998, 5.875%,
                                                                        $25,000 maturity value                 23,813         25,156
                       E.I. du Pont de Nemours and Company              Debenture - matures 03-2004, 8.125%,
                                                                        $50,000 maturity value                 52,313         57,000
                       Eastman Kodak Company                            Bond - matures 03-2003, 9.375%,
                                                                        $25,000 maturity value                 27,313         29,938

          ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

        SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
             SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT,
                         DECEMBER 31, 1993 (CONTINUED)





ASSETS HELD
- - -----------
                                                                  DESCRIPTION OF INVESTMENT INCLUDING
                       IDENTITY OF ISSUE, BORROWER,                 MATURITY DATE, RATE OF INTEREST,                       CURRENT
                        ISSUER OR SIMILAR PARTY                       COLLATERAL AND MATURITY VALUE           COST          VALUE
                       ------------------------------             ------------------------------------      ---------     ----------
                       FNMA                                             Bond - matures 12-2000, 8.250%
                                                                        $50,000 maturity value              $  53,000     $   57,186
                       Mobil Corporation                                Registered Bond - matures 02-2001,
                                                                        8.375%, $50,000 maturity value         53,375         57,313
                       NationsBank Corporation                          Senior Note - matures 01-1998,
                                                                        6.625%, $50,000 maturity value         50,747         52,375
                       Philip Morris Companies, Inc.                    Note - matures 03-1999, 8.625%,
                                                                        $25,000 maturity value                 26,594         28,156
                       Texaco Capital                                   Registered Note - matures 02-2003,
                                                                        8.500%, $50,000 maturity value         53,125         57,438
                       Wal-Mart Stores, Inc.                            Note - matures 04-2001, 8.625%,
                                                                        $50,000 maturity value                 53,250         58,063
                       Warner-Lambert Company                           Bond - matures 09-1998, 8.000%,
                                                                        $50,000 maturity value                 52,813         55,000
                       U.S. Treasury Bond                               Bond - matures 08-2000, 8.375%,
                                                                        $100,000 maturity value               107,000        106,375
                                                                                                           ----------     ----------

                                                                        Total Bonds and Notes                 553,343        584,000
                                                                                                           ----------     ----------

                       Short-Term Investment Funds -
                         *Dean Witter Reynolds, Inc.                    Active Assets Money Trust             158,961        158,961
                                                                                                           ----------     ----------

                       Total Assets Held for Investment -
                         Balanced Fund                                                                     $1,657,534     $1,852,889
                                                                                                           ==========     ==========



_____________________
*   Party-in-interest

          ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

        SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
             SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT,
                         DECEMBER 31, 1993 (CONTINUED)





ASSETS HELD
- - -----------
                                                                  DESCRIPTION OF INVESTMENT INCLUDING
                       IDENTITY OF ISSUE, BORROWER,                 MATURITY DATE, RATE OF INTEREST,                       CURRENT
                        ISSUER OR SIMILAR PARTY                       COLLATERAL AND MATURITY VALUE           COST          VALUE
                       ------------------------------             ------------------------------------      ---------     ----------
EQUITY FUND            Abbott Laboratories                              Common Stock (  625 Shares)          $ 16,437       $ 18,516
                       Albertson's, Inc.                                Common Stock (  900 Shares)            24,972         24,075
                       American Greetings                               Common Stock (  825 Shares)            26,668         28,050
                       Applied Materials, Inc.                          Common Stock (1,350 Shares)            26,165         52,313
                       Arrow Electronics, Inc.                          Common Stock (  775 Shares)            25,535         32,356
                       Autozone, Inc                                    Common Stock (  600 Shares)            25,980         34,350
                       Bombay Company                                   Common Stock (  675 Shares)            29,431         30,375
                       Brinker International, Inc.                      Common Stock (  900 Shares)            25,527         41,400
                       Circuit City Stores, Inc.                        Common Stock (  825 Shares)            25,525         17,944
                       Clayton Homes, Inc.                              Common Stock (1 312 Shares)            24,778         31,816
                       Cracker Barrel                                   Common Stock (  900 Shares)            27,136         24,750
                       Doctor Pepper 7Up Company                        Common Stock (1,200 Shares)            28,650         28,800
                       Dollar General Corporation                       Common Stock (1,250 Shares)            28,378         37,500
                       Electronic Arts, Inc.                            Common Stock (  875 Shares)            25,952         26,250
                       Federal National Mortgage Association            Common Stock (  325 Shares)            26,005         25,513
                       Heilig-Meyers Company                            Common Stock (  850 Shares)            28,600         33,150
                       MCI Communications                               Common Stock (  900 Shares)            25,199         25,425
                       Panhandle Eastern Corporation                    Common Stock (1,100 Shares)            26,633         26,125
                       Sofamor/Danek Group, Inc.                        Common Stock (  675 Shares)            26,845         22,444
                       Southwest Airlines Co.                           Common Stock (1,050 Shares)            25,887         39,244

          ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

        SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
             SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT,
                         DECEMBER 31, 1993 (CONTINUED)





ASSETS HELD
- - -----------
                                                                  DESCRIPTION OF INVESTMENT INCLUDING
                       IDENTITY OF ISSUE, BORROWER,                 MATURITY DATE, RATE OF INTEREST,                       CURRENT
                        ISSUER OR SIMILAR PARTY                       COLLATERAL AND MATURITY VALUE           COST          VALUE
                       ------------------------------             ------------------------------------      ---------     ----------
EQUITY FUND            Stewart & Stevenson Services, Inc.               Common Stock (  750 Shares)          $ 27,746       $ 38,435
                       Synoptics Communications                         Common Stock (  900 Shares)            26,456         25,088
                       Zebra Tech Class A                               Common Stock (  525 Shares)            29,400         29,728
                                                                                                             --------       --------

                                                                        Total Common Stock                    603,905        693,647
                                                                                                             --------       --------

                       Short-Term Investment Funds -
                         *Dean Witter Reynolds, Inc.                    Active Assets Money Trust             136,436        136,436
                                                                                                             --------       --------

                       Total Assets Held for Investment -
                         Equity Fund                                                                         $740,341       $830,083
                                                                                                             ========       ========

WRI STOCK FUND         *Weingarten Realty Investors                     Common Shares (17,680 Shares)        $637,223       $663,000
                                                                                                             --------       --------

                       Short-Term Investment Funds -
                         *Dean Witter Reynolds, Inc.                    Active Assets Money Trust               3,968          3,968
                                                                                                             --------       --------

                       Total Assets Held for Investment -
                         WRI Stock Fund                                                                      $641,191       $666,968
                                                                                                             ========       ========

MONEY MARKET FUND      Interest in Pooled Funds -
                         First Mercantile Trust Company                 Institutional Investors Guaranteed
                                                                          Investment Contract Fund           $321,084       $325,682
                                                                                                             --------       --------
                       Short-Term Investment Funds -
                         First Mercantile Trust Money
                         Market Fund                                                                           12,669         12,669
                                                                                                             --------       --------

                       Total Assets Held for Investment -
                         Money Market Fund                                                                   $333,753       $338,351
                                                                                                             ========       ========

_____________________
*   Party-in-interest

          ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

        SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
             SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT,
                         DECEMBER 31, 1993 (CONTINUED)





ASSETS ACQUIRED AND DISPOSED OF WITHIN THE PERIOD ENDED DECEMBER 31, 1993
- - ------------------------------------------------------------------------

                                                                  DESCRIPTION OF INVESTMENT INCLUDING
                       IDENTITY OF ISSUE, BORROWER,                 MATURITY DATE, RATE OF INTEREST,                       CURRENT
                        ISSUER OR SIMILAR PARTY                       COLLATERAL AND MATURITY VALUE           COST          VALUE
                       ------------------------------             ------------------------------------      ---------     ---------
BALANCED FUND          Cabletron System, Inc.                           Common Stock, (  450 Shares)         $ 37,604       $ 47,745
                       Ferro Corporation                                Common Stock, (1,325 Shares)           47,216         44,973
                       Stewart and Stevenson Services, Inc.             Common Stock, (  200 Shares)            7,071          9,799
                       Century Telephone Enterprises, Inc.              Common Stock, (1,500 Shares)           46,994         36,192

EQUITY FUND            Century Telephone Enterprises, Inc.              Common Stock, (  825 Shares)         $ 25,887       $ 19,906
                       Giddings & Lewis, Inc.                           Common Stock, (1,000 Shares)           26,363         24,750
                       International Flavors & Fragrances, Inc.         Common Stock, (  200 Shares)           23,313         21,785
                       Nike, Inc.                                       Common Stock, (  325 Shares)           25,313         15,640
                       Suntrust                                         Common Stock, (  550 Shares)           25,575         25,226
                       The Home Depot, Inc.                             Common Stock, (  533 Shares)           25,662         21,993
                       Cabletron System, Inc.                           Common Stock, (  300 Shares)           25,048         31,856
                       Ferro Corporation                                Common Stock, (  925 Shares)           25,808         27,705
                       The Interpublic Group of Companies, Inc.         Common Stock, (  800 Shares)           25,643         22,573
                       Sigma Aldrich Corporation                        Common Stock, (  500 Shares)           25,569         24,186
                       Wal-Mart Stores, Inc.                            Common Stock, (  750 Shares)           25,290         20,026

                 ITEM 30d - SCHEDULE OF REPORTABLE TRANSACTIONS

        SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
         SUPPLEMENTAL SCHEDULE OF FIVE PERCENT REPORTABLE TRANSACTIONS
                     FOR THE PERIOD ENDED DECEMBER 31, 1993



SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS


                                                                    PURCHASE          SELLING            COST OF
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET                    PRICE            PRICE              ASSET          NET GAIN
- - --------------------------    --------------------                  --------          -------            -------         --------
Interest in Pooled Funds        Guaranteed Investment
                                   Contracts                         $305,528
Interest in Pooled Funds        Guaranteed Investment
                                   Contracts                                          $316,214          $311,732          $4,482
Interest in Pooled Funds        Guaranteed Investment
                                   Contracts                                          $305,528          $301,060          $4,468




SERIES OF TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS

                                                                                           TOTAL DOLLAR
                                                                NUMBER OF      NUMBER OF     VALUE OF      TOTAL DOLLAR
IDENTITY OF PARTY INVOLVED        DESCRIPTION OF ASSET          PURCHASES        SALES       PURCHASES     VALUE OF SALES   NET GAIN
- - --------------------------        --------------------          ---------      ---------   -------------   --------------   --------
Weingarten Realty Investors       Common Stock                    10              2          $202,515         $ 53,017      $5,530
Interest in Pooled Funds          Guaranteed Investment
                                    Contracts                      6              3          $321,084         $616,349      $4,482

                                EXHIBIT TO INDEX

23.1 - Consent of Deloitte & Touche